# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corporation, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 200 Carillon Parkway, St., Petersburg, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081990

## Reporting persons
- Jun Yuan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 29,758,301; shared voting power 0; sole dispositive power 29,758,301; shared dispositive power 0; aggregate amount beneficially owned 29,758,301 (7.4% of the class)
  Comment: The reported amount includes 29,758,301 Webull Class A ordinary shares (the "Webull Class A Ordinary Shares") held of record by NotNull Inc.
  
  The percent of class is based on 401,758,855 Webull Class A Ordinary Shares, as reported in the issuer's final prospectus, dated July 22, 2025 and filed pursuant to Rule 424(b)(3) (Registration No. 333-288787) with the U.S. Securities and Exchange Commission on July 23, 2025.
  
  Explanatory Note:
  
  This Schedule 13G is being filed late due to delays in obtaining EDGAR filing codes. The reporting person submitted an application for EDGAR access codes on August 7, 2025, but the codes were not received by the August 14 deadline. As such, this Schedule 13G is being filed promptly upon receipt of the EDGAR filing codes.

## Item 1. Issuer
Name of issuer: Webull Corporation
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, Florida 33716

## Item 2. Person Filing
Name of person filing: Jun Yuan
Address of principal business office or, if none, residence: Apt 203, Block 9, Section 2, Fenglin Lvzhou, Guanshaling, Yuelu District, Changsha, Hunan, China
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to the reporting person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

As reported herein, 29,758,301 Webull Class A Ordinary Shares are held of record by NotNull Inc., whose voting power is fully retained by ToString Inc. ToString Inc. is wholly-owned by Mr. Jun Yuan. Accordingly, Mr. Jun Yuan has voting and investment discretion with respect to, and may be deemed to beneficially own, the Webull Class A Ordinary Shares held of record by NotNull Inc.
Percent of class: 7.4%
Sole power to vote or to direct the vote: Row 5 of the reporting person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the reporting person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the reporting person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the reporting person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such reporting person as of the filing date of this Schedule 13G and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jun Yuan: /s/ Jun Yuan, Jun Yuan (08/18/2025)